UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Kaixin Auto Holdings

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G5223X100

(CUSIP Number)

Thomas Jintao Ren

Chief Financial Officer, Renren Inc.

5/F, North Wing, 18 Jiuxianqiao Middle Road

Chaoyang District, Beijing 100016, China

+86 10-8448-1818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 30, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons Renren Inc.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 47,784,300
	8	Shared Voting Power 0
	9	Sole Dispositive Power 24,984,300
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 47,784,300
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 77.9%
14	Type of Reporting Person HC

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Ordinary Shares, par value $0.0001 per share (the “Ordinary Shares”), of Kaixin Auto Holdings, a Cayman Islands corporation (the “Issuer”) whose principal executive offices are located at 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China.

Item 2.	Identity and Background.

The Schedule 13D is being filed by Renren Inc. (“Renren”), a company organized under the laws of the Cayman Islands.

Renren operates a used car business and SaaS business.

The business address and principal office of Renren is 5/F, North Wing, 18 Jiuxianqiao Middle Road, Chaoyang District, Beijing 100016, People’s Republic of China.

During the last five years, Renren has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, Renren was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to the Share Exchange Agreement dated November 2, 2018, by and among Renren, the Issuer (at that time known as CM Seven Star Acquisition Corporation), and Kaixin Auto Group, at that time a wholly-owned subsidiary of Renren, Renren acquired shares of the Issuer in exchange for the Issuer acquiring 100% of the issued and outstanding shares of Kaixin Auto Group. Therefore, the shares of Kaixin Auto Group were the consideration for the shares of the Issuer acquired by Renren.

Item 4.	Purpose of Transaction.

The acquisition of the shares of the Issuer by Renren was part of an integrated series of transactions whereby the used automobile business of Renren became listed on the Nasdaq Stock Market and obtained additional capital for expansion.

Pursuant to the Share Exchange Agreement, the Issuer has issued 19,500,000 ordinary shares (the “Earnout Shares”), which are being held in escrow pending determination of whether Renren will be entitled to receive them. Renren is entitled to receive Earnout Shares as follows:

(1)	if the Issuer’s gross revenue for the year ended December 31, 2019 is greater than or equal to RMB5,000,000,000, Renren is entitled to receive 1,950,000 ordinary shares of the Issuer;

(2)	if the Issuer’s adjusted EBITDA for the year ended December 31, 2019 is greater than or equal to RMB150,000,000, Renren is entitled to receive 3,900,000 ordinary shares of the Issuer, increasing proportionally to 7,800,000 ordinary shares if Issuer’s adjusted EBITDA is greater than or equal to RMB200,000,000; and

(3)	if the Issuer’s adjusted EBITDA for the year ended December 31, 2020 is greater than or equal to RMB340,000,000, Renren is entitled to receive 4,875,000 ordinary shares of the Issuer, increasing proportionally to 9,750,000 ordinary shares if the Issuer’s adjusted EBITDA is greater than or equal to RMB480,000,000.

Notwithstanding the above, Renren will receive the 2019 Earnout Shares if the stock price of the Issuer is higher than $13.00 for any sixty days in any period of ninety consecutive trading days during an fifteen month period following April 30, 2019, and will receive the 2019 Earnout Shares and the 2020 Earnout Shares if the stock price of the Issuer is higher than $13.50 for any sixty days in any period of ninety consecutive trading days during a thirty month period following April 30, 2019.

Any Earnout Shares not received by Renren will be cancelled by the Issuer.

Pursuant to the Share Exchange Agreement, the Issuer has also issued an additional 3,300,000 ordinary shares (the “Indemnity Shares”) which are being held in escrow pending determination of whether any claim is asserted against Renren under the Share Exchange Agreement. If any claim is asserted successfully, the appropriate number of Indemnity Shares will be transferred to the party asserting the claim. If no claims are asserted and outstanding against Renren on April 30, 2021, the Indemnity Shares will be transferred to Renren within five business days.

Renren has the right under the escrow agreement to vote the Earnout Shares and Indemnity Shares while they are held in escrow.

Pursuant to the Investor Rights Agreement dated as of April 30, 2019, between the Issuer (then known as CM Seven Star Acquisition Corporation), Shareholder Value Fund and Renren, filed as exhibit 2 to this Schedule 13D, Renren has the right to appoint a majority of the members of the Issuer’s board of directors, including four members if the Issuer should be a foreign private issuer and six members if it should not be. Renren has also agreed that Shareholder Value Fund has the right to appoint one member to the Issuer’s board of directors.

Other than as described in this Item 4, Renren does not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; however, Renren may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5.	Interest in Securities of the Issuer.

(a)	As of the date of this Schedule 13D, Renren beneficially owns 47,784,300 ordinary shares of the Issuer, representing 77.9% of the issued and outstanding shares of the Issuer. The Issuer has informed Renren that it has 61,352,859 ordinary shares issued and outstanding as of the date of this Schedule 13D, which amount includes the Earnout Shares and the Indemnity Shares.

(b)	Renren has sole power to vote 47,784,300 ordinary shares of the Issuer and sole power to dispose of the 24,984,300 ordinary shares of the Issuer, subject to certain restrictions in the Investor Rights Agreement described further below.

Renren has agreed in the Investor Rights Agreement to vote its ordinary shares to ensure that Shareholder Value Fund has one nominee on the board of directors of the Issuer. Renren has also agreed in the Investor Rights Agreement not to propose or vote for any amendment to the Issuer’s equity incentive plan which would have the effect of increasing the number of ordinary shares issuable pursuant to such plan or any additional equity incentive plan. In addition, Renren has agreed in the Investor Rights Agreement, subject to certain exceptions, not to dispose of any shares of the Issuer for a period of 180 days from April 30, 2019.

(c)	Except as described in Item 4, during the past 60 days Renren has not effected any transactions in the ordinary shares of the Issuer.

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 4 above summarizes certain provisions of the Share Exchange Agreement, the Investor Rights Agreement and the Master Transaction Agreement, and is incorporated herein by reference. A copy of each of these agreements is attached as an exhibit to this Schedule 13D, and each is incorporated herein by reference.

Except as set forth herein, none of the Reporting Persons or Related Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Materials to be Filed as Exhibits

Exhibit Number	Description

1	Share Exchange Agreement, dated November 2, 2018, by and among Kaixin Auto Group, a Cayman Islands exempted company, Renren Inc., a Cayman Islands exempted company, and CM Seven Star Acquisition Corporation, a Cayman Islands exempted company.

2	Investor Rights Agreement, dated as of April 30, 2019, between CM Seven Star Acquisition Corporation, Shareholder Value Fund and Renren Inc.

3	Master Transaction Agreement, between Renren Inc., CM Seven Star Acquisition Corporation and Kaixin Auto Group, dated as of April 30, 2019.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    May 10, 2019

RENREN INC.

By:	/s/ Thomas Jintao Ren
Name:	Thomas Jintao Ren
Title:	Chief Financial Officer